RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

September 15, 2017

Mail Stop 3720

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Larry Spirgel, Assistant Director
AD Office 11 - Telecommunications
Courtney Lindsay, Staff Attorney
Kathleen Krebs, Special Counsel

Re:	Wytec International, Inc.
Pre-Effective Amendment Number Three to the Registration Statement on Form S-1
Originally Filed January 10, 2017
File No. 333-215496

Dear Commission:

Enclosed for filing on behalf of Wytec International, Inc., a Nevada corporation (the “Company”), is Pre-Effective Amendment Number Three to the Registration Statement on Form S-1, marked to indicate changes from the original filing. The following are our responses to the comments contained in your letter to the Company, dated August 17, 2017:

Exhibits

Opinion of Richardson & Associates as to the legality of the securities being registered

  We have expanded the scope of legal opinion to opine that the Warrants being distributed in the Spin-Off are legally binding obligations of the Company under the laws of the State of Nevada, validly issued and fully enforceable against the Company in accordance with their terms.

Financial Statements

Age of Financial Statements

  The financial statements and other financial information of the Company have been updated in the Registration Statement on Form S-1 to include the interim period ended June 30, 2017.

Sincerely,

/s/ Mark J. Richardson

Mark J. Richardson, Esq.

For

Richardson & Associates

Cc:	William H. Gray, Chief Executive Officer
Tina Bagley, Director

1453 Third Street Promenade, suite 315, Santa monica, california 90401

TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004